Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Individual Interim Financial Statements

At June 30, 2020 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format

Index

Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Ciudad Autónoma de Buenos Aires
Principal activity:	Exploitation, administration and operation of airports
Condensed Consolidated Interim Financial Statements For the six-month period of the Fiscal Year N° 23 commenced January 1, 2020
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed		Paid-in
		$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489		79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489		79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492		61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829		38,779,829
910,978,514 Preferred shares of AR$ 1 par value with no voting rights	910,978,514		910,978,514
	1,169,495,813		1,169,495,813

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Comprehensive Income

For the three month and six month periods ended at June 30, 2020 and 2019

		Three months at		Six months at
		06.30.20	06.30.19	06.30.20	06.30.19
	Note	$
Continuous Operations
Revenue	4	2,338,745,974	10,005,290,255	11,749,877,633	21,093,269,175
Revenue from construction services (IFRIC 12)	5	1,361,958,613	5,378,366,362	3,887,622,706	8,959,223,756
Cost of service	10	(4,250,288,389)	(6,468,147,014)	(11,169,113,760)	(12,842,012,138)
Construction service cost (IFRIC 12)		(1,360,330,620)	(5,374,598,463)	(3,882,191,593)	(8,952,680,693)
Gross Result		(1,909,914,422)	3,540,911,140	586,194,986	8,257,800,100
Distribution and selling expenses	10	(312,141,426)	(621,787,099)	(905,635,687)	(1,329,921,941)
Administrative expenses	10	(197,931,557)	(339,913,289)	(590,366,916)	(779,817,684)
Other income and expenses, net	4	60,184,004	227,711,346	294,561,887	501,753,121
Operating result		(2,359,803,401)	2,806,922,098	(615,245,730)	6,649,813,596

Finance Income	4	382,981,660	(400,693,147)	439,439,475	311,697,882
Finance Costs	4	(1,859,825,566)	2,298,114,998	(2,781,636,965)	1,020,063,754
Result from exposure to changes in the purchasing power of the currency		(227,573,834)	(363,867,730)	(360,684,686)	(1,005,201,194)
Result before income tax		(4,064,221,141)	4,340,476,219	(3,318,127,906)	6,976,374,038
Income tax	4	2,915,129,127	(310,570,158)	2,418,841,609	451,442,055
Result for the period for continuous operations		(1,149,092,014)	4,029,906,061	(899,286,297)	7,427,816,093
Net Result for the period		(1,149,092,014)	4,029,906,061	(899,286,297)	7,427,816,093
Other comprehensive income		-	-	-	-
Comprehensive Result for the period		(1,149,092,014)	4,029,906,061	(899,286,297)	7,427,816,093

Result attributable to:
Shareholders		(1,151,481,712)	4,036,533,313	(897,478,385)	7,433,771,328
Non –Controlling Interest		2,389,698	(6,627,252)	(1,807,912)	(5,955,235)
(Loss) / Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		(4.6050)	15.4225	(3.8173)	28.4004

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At June 30, 2020 and December 31, 2019

		06.30.2020	12.31.2019
	Note	$
Assets
Non- Current Assets
Property, plant and equipment		78,179,182	85,595,006
Intangible Assets	5	76,428,833,221	76,635,754,881
Rights of use		54,230,680	136,432,407
Deferred Income tax assets		7,168,652	818,996
Other receivables	4	6,331,571,904	6,109,144,199
Total Non-Current Assets		82,899,983,639	82,967,745,489
Current Assets
Other receivables	4	3,943,988,690	3,958,332,554
Trade receivables, net	4	2,000,973,818	3,575,433,791
Other Assets		18,722,229	18,312,061
Cash and cash equivalents	4	2,515,165,225	2,314,265,074
Total Current Assets		8,478,849,962	9,866,343,480
Total Assets		91,378,833,601	92,834,088,969
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		910,978,514	747,529,409
Share Premium		137,280,595	137,280,595
Capital adjustment		13,214,467,705	13,206,261,589
Legal and facultative reserve		28,707,691,168	22,190,388,060
Retained earnings		(897,082,131)	6,689,354,583
Subtotal		42,331,853,150	43,229,331,535
Non-Controlling Interest		32,019,904	33,827,816
Total Shareholders’ Equity		42,363,873,054	43,263,159,351
Liabilities
Non-Current Liabilities
Provisions and other charges	9	417,890,411	237,444,758
Financial debts	6	29,594,099,210	27,453,064,251
Deferred income tax liabilities		4,882,986,588	7,042,931,265
Accounts payable and others	4	30,308,667	57,264,961
Total Non- Current Liabilities		34,925,284,876	34,790,705,235
Current Liabilities
Provisions and other charges	9	842,729,409	893,589,670
Financial debts	6	4,276,671,188	5,730,260,671
Income tax, net of prepayments		9,814,062	18,793,711
Other financial liabilities	4	73,091,441	150,363,956
Accounts payable and others	4	7,797,819,752	7,512,000,141
Fee payable to the Argentine National Government		1,089,549,819	475,216,234
Total Current Liabilities		14,089,675,671	14,780,224,383
Total Liabilities		49,014,960,547	49,570,929,618
Total Shareholders’ Equity and Liabilities		91,378,833,601	92,834,088,969

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

 Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At June 30, 2020 and 2019

	Attributable to Majority Shareholders
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01.2020	258,517,299	747,529,409	137,280,595	13,206,261,589	637,275,918	21,553,112,142	6,689,354,583	43,229,331,535	33,827,816	43,263,159,351
Resolution of the Shareholder´s meeting of April 22, 2020 :	-	-	-	-	-	-	-	-	-	-
Capitalization of dividends corresponding to preferred shares	-	163,449,105	-	8,206,116	-	-	(171,655,221)	-	-	-
Legal Reserve	-	-	-	-	334,447,916	-	(334,447,916)	-	-	-
Facultative Reserve	-	-	-	-	-	6,182,855,192	(6,182,855,192)	-	-	-
Net Income for the period	-	-	-	-	-	-	(897,478,385)	(897,478,385)	(1,807,912)	(899,286,297)
Balance at 06.30.2020	258,517,299	910,978,514	137,280,595	13,214,467,705	971,723,834	27,735,967,334	(897,082,131)	42,331,853,150	32,019,904	42,363,873,054

Balance at 01.01.2019	258,517,299	629,252,640	137,280,595	13,156,255,243	548,135,960	14,511,309,986	10,349,373,856	39,590,125,579	27,092,654	39,617,218,233
Net Income for the period	-	-	-	-	-	-	7,433,771,328	7,433,771,328	(5,955,235)	7,427,816,093
Balance at 06.30.2019	258,517,299	629,252,640	137,280,595	13,156,255,243	548,135,960	14,511,309,986	17,783,145,184	47,023,896,907	21,137,419	47,045,034,326

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the three month and six month periods ended at June 30, 2020 and 2019

		06.30.2020	06.30.2019
Cash Flows from operating activities	Note	$
Net income for the period		(899,286,297)	7,427,816,093
Adjustment for:
Amortization of intangible assets	5 / 10	4,094,544,366	2,893,506,604
Depreciation of property , plant and equipment	10	7,416,557	7,030,554
Amortization right of use	10	82,201,725	86,480,334
Specific allocation of accrued and unpaid income	7	1,089,549,819	448,673,274
Income Tax	4	(2,418,841,609)	(451,442,055)
Bad debts provision	8 / 10	266,898,702	226,553,690
Accrued and unpaid financial debts interest costs	6	1,175,807,039	940,742,141
Accrued deferred revenues and additional consideration	9	(279,685,428)	(291,704,215)
Accrued and unpaid Exchange differences		1,226,419,610	(1,728,496,878)
Litigations provision	9	(6,507,942)	3,275,931
Inflation Adjustment		434,024,687	298,736,631
Changes in operating assets and liabilities:
Changes in trade receivables		890,311,450	(1,002,933,232)
Changes in other receivables		(1,132,913,860)	(1,901,572,676)
Changes in other assets		(410,168)	(2,332,960)
Changes in accounts payable and others		1,142,189,562	1,274,936,913
Changes in liabilities for current income tax		(1,462,397)	(1,170,060,254)
Changes in provisions and other charges		483,097,977	376,353,431
Changes in fee payable to the Argentine National Government		(419,758,938)	(462,699,036)
Increase of intangible assets		(3,887,616,902)	(8,957,391,587)
Income tax paid		(2,811,987)	(611,323,073)
Net cash provided by(used in) operating activities		1,843,165,966	(2,595,850,370)
Cash Flow for investing activities
Acquisition of investments		(196,790,086)	-
Collection of investments		271,872,471	315,591,209
Acquisition of property, plant and equipment		-	(163,208)
Net Cash Flow generated by investing activities		75,082,385	315,428,001
Cash Flow from financing activities
New Financial debts	6	664,414,849	197,059,257
Payment of leases		(96,429,882)	(88,767,897)
Financial debts paid- principal	6	(1,374,394,358)	(885,034,976)
Financial debts paid- interests	6	(1,092,564,220)	(892,154,944)
Dividends paid	9	(40,473,600)	-
Net Cash used in financing activities		(1,939,447,211)	(1,668,898,560)

Net decrease in cash and cash equivalents		(21,198,860)	(3,949,320,929)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		2,314,265,074	6,871,084,087
Net decrease in cash and cash equivalents		(21,198,860)	(3,949,320,929)
Inflation adjustment		177,283,450	1,081,939,516
Foreign Exchange differences		44,815,561	(292,588,100)
Cash and cash equivalents at the end of the period		2,515,165,225	3,711,114,574
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	5,804	1,832,169
Dividends on preferred shares	14	87,544,162	85,824,389

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at June 30, 2020 is still pending.

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The current note to the Condensed Consolidated Interim Financial Statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 06.30.2020	Net Shareholders ‘equity at closing	Income for the period
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	72,009,099	72,514,597	(3,621,855)
Cargo & Logistics SA.	1,614,687	98.63%	16,729	16,961	(294,615)
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(2,051)
Texelrío S.A. (3)	84,000	70.00%	112,545,749	144,041,707	(4,143,124)
Villalonga Furlong S.A (4)	123,700	1.46%	32,818	2,247,837	(8,734)

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on August 5, 2020.

The National Security Commission (CNV, for the acronym in Spanish) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These AA2000 Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2020 are presented based on the application of the guidelines established in the International Accounting Standard ("IAS") No. 34 "Interim financial information” Therefore, they must be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2019 (the “annual consolidated financial statements”) prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations (IFRIC).

The accounting standards have been consistently applied in all the periods presented, unless otherwise indicated.

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of June 30, 2019 and the Consolidated Financial Statements at December 31, 2019, timely approved by the Company’s Board and Shareholders and restated at the closing currency at June 30, 2020, based on the application of IAS 19 (see Note 3.6)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2019.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2020.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV, for the acronym in Spanish) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies(Contd)

Financial information in hyperinflationary economies (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for the acronym in Spanish) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC, for the acronym in Spanish). The coefficient for the six-month period ended June 30, 2020 was 1.1072; also, the inter annual coefficient for the period ended June 30, 2020 was 1.4228.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of June 30, 2020. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of June 30, 2020, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of June 30, 2020, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 3 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies(Contd)

Transactions and balances (Contd.)

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax gain in the period ended at June 30, 2020 was $2,419 million, including a current tax charge of $250 million that was mostly reversed by a deferred tax gain of $2,169 million.

In order to determine the net taxable income at the end of the current period, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $755 million was incorporated into the tax result because at June 30, 2020, the variation of the General Level Consumer Price Index (CPI) for the year 2020 will exceed 15%. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in six consecutive years, as a result, $146 million was recognized in the current tax liability (lower tax loss) and $609 million as a deferred tax liability.

On March 29, 2019, the Company adhered to the tax revaluation Law No. 27,430, fiscal period 2017, generating at June 30, 2019 a deferred tax gain as of $3,610 million, as well as a special tax charge of $901 million for adhesion to such benefit.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 4 - BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		06.30.2020	12.31.2019
	Note	$
Other non-current receivables
Tax credits		545,200	617,230
Trust for Strengthening	7	6,331,026,704	6,108,526,969
		6,331,571,904	6,109,144,199
Other current receivables
Expenses to be recovered		52,711,362	60,257,121
Guarantees granted	12	1,254,587	1,420,339
Related parties	7	6,635,146	2,367,156
Tax credits (*)		3,779,335,362	3,703,402,788
Prepaid Insurance		13,558,201	51,284,638
Others		90,494,032	139,600,512
		3,943,988,690	3,958,332,554

(*) As of June 30, 2020 and December 31, 2019, includes tax credits for value added tax refund of $1,096,957,202 and $1,241,883,907, respectively.

Trade receivables, net
Trade receivables		4,743,120,168	6,060,868,583
Related parties	7	49,507,404	40,112,810
Checks-postdated checks		56,692,123	28,669,755
Provision for bad debts	8	(2,848,345,877)	(2,554,217,357)
		2,000,973,818	3,575,433,791

Cash and cash equivalents
Cash and funds in custody		116,995,339	123,863,106
Banks		1,768,416,312	2,171,866,140
Checks not yet deposited		19,619,482	18,535,828
Time deposits		610,134,092	-
		2,515,165,225	2,314,265,074
Other financial liabilities
Lease liabilities		63,253,948	150,363,956
Derivative financial instrument liabilities		9,837,493	-
		73,091,441	150,363,956

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 4 - BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

		06.30.2020	12.31.2019
	Note	$
Accounts payable and other non-current
Tax liabilities		30,308,667	57,264,961
		30,308,667	57,264,961
Accounts payable and other current
Obligations payable		5,493,137	66,059,026
Suppliers		6,013,354,175	5,530,295,654
Foreign suppliers		288,094,351	108,762,902
Related Parties	7	91,465,431	161,037,281
Salaries and social security liabilities		1,167,160,348	1,389,765,697
Other fiscal liabilities		232,252,310	256,079,581
		7,797,819,752	7,512,000,141

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Three months at		Six months at
	06.30.20	06.30.19	06.30.20	06.30.19
	$
Revenues
Aeronautical revenues	276,410,173	6,010,233,539	6,190,142,452	13,078,723,709
Non-Aeronautical revenues	2,062,335,801	3,995,056,716	5,559,735,181	8,014,545,466
	2,338,745,974	10,005,290,255	11,749,877,633	21,093,269,175

As of June 30, 2020 and 2019, "over the time" income from contracts with customers for the six month periods was $10,141,537,578 and $18,032,474,941, respectively.

Other net incomes and expenses
Trust for Strengthening	56,946,025	248,050,050	289,773,463	522,938,172
Other	3,237,979	(20,338,704)	4,788,424	(21,185,051)
	60,184,004	227,711,346	294,561,887	501,753,121
Finance Income
Interest	462,076,544	568,018,129	723,675,912	1,121,107,874
Foreign Exchange differences	(79,094,884)	(968,711,276)	(284,236,437)	(809,409,992)
	382,981,660	(400,693,147)	439,439,475	311,697,882
Finance Expenses
Interest	(556,622,291)	(541,385,514)	(1,272,746,029)	(1,045,730,261)
Foreign Exchange differences	(1,293,365,781)	2,839,500,512	(1,499,053,442)	2,065,794,015
Others	(9,837,494)	-	(9,837,494)	-
	(1,859,825,566)	2,298,114,998	(2,781,636,965)	1,020,063,754
	(1,476,843,906)	1,897,421,851	(2,342,197,490)	1,331,761,636

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 4 - BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

	Three months at		Six months at
	06.30.20	06.30.19	06.30.20	06.30.19
	$
Income Tax
Current	874,086,417	(484,260,997)	250,035,219	(1,851,307,000)
Deferred	2,041,042,710	173,690,839	2,168,806,390	2,302,749,055
	2,915,129,127	(310,570,158)	2,418,841,609	451,442,055

NOTE 5 - INTANGIBLE ASSETS

		2020	2019
	Note	$
Original values
Balance at January 1		107,348,941,549	86,810,639,352
Acquisitions of the period		3,887,622,706	8,959,223,756
Balance at June 30		111,236,564,255	95,769,863,108

Accumulated Amortization:
Balance at January 1		(30,713,186,668)	(24,774,426,426)
Amortization of the period	10	(4,094,544,366)	(2,893,506,604)
Balance at June 30		(34,807,731,034)	(27,667,933,030)
Total net balance at June 30		76,428,833,221	68,101,930,078

NOTE 6 - FINANCIAL DEBTS

	06.30.2020	12.31.2019
	$
Non-current
Bank borrowings	6,607,366,299	6,338,003,453
Negotiable Obligations	23,349,827,563	21,188,277,402
Finance lease liabilities	-	1,322,897
Cost of issuance of Negotiable Obligations	(363,094,652)	(74,539,501)
Total Non- Current	29,594,099,210	27,453,064,251
Current
Bank borrowings	2,706,566,935	1,881,710,184
Negotiable Obligations	1,627,690,971	3,843,062,923
Finance lease liabilities	7,445,160	17,413,883
Cost of issuance of Negotiable Obligations	(65,031,878)	(11,926,319)
Total Current	4,276,671,188	5,730,260,671
Total	33,870,770,398	33,183,324,922

As of June 30, 2020 and December 31, 2019, the fair value of the financial debt amounts to $ 34,245,950,605 and $ 33,183,324,922, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 6 - FINANCIAL DEBTS (Contd.)

Breakdown of Financial debts:	2020	2019
	$
Balance at January 1	33,183,324,922	26,623,014,610
New financial debts	664,420,653	198,891,426
Financial debts paid	(2,466,958,578)	(1,777,189,920)
Accrued interest (*)	1,175,807,039	940,742,141
Foreign Exchange differences	1,264,026,276	(2,052,454,068)
Inflation adjustment	50,150,086	(9,580,328)
Net Balance at June 30	33,870,770,398	23,923,423,861

(*) As of June 30, 2020 includes a loss of $171,481,711 as result of the Exchange of the negotiable obligations.

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations were guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee was approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company used the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder was applied to finance infrastructure works in the airports of Group A of the Company.

On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption was aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On August 9, 2019, the Company signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts was established in thirty-six months, as from the disbursement date.

The loan agreements established the principal repayment in nine equal and consecutive quarterly installments, being the first capital payment one year after the disbursement date, with interest maturity in accordance with the following: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 6 - FINANCIAL DEBTS (Contd.)

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned underguarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

On January 21, 2020, the Company took out a loan of US $ 10,000,000 with Banco Macro repayable at 180 days with a nominal annual rate of 6%.

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020.

The aforementioned program establishes the issuance of simple Negotiable Obligations not convertible into shares with a nominal value of up to US $ 500,000,000, or its equivalent in other currencies, with a duration of five years from the date of approval of the CNV.

On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations.

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations issued on February 6, 2017 for a nominal value of US $ 400,000,000.

On May 19, 2020, the exchange offer of US$ 346,934,000 ended, representing 86.73% of the total original capital amount of the Existing Notes (or 99.65% of the total outstanding capital amount of the Existing Negotiable Obligations).

On May 20, 2020, as a consequence, US $ 306,000,066 were issued in Class I Negotiable Obligations Series 2020 with maturity on February 1, 2027, whose interest rate is 9.375% per year during the PIK Period, which will be capitalized quarterly. The principal and interest amortization installment under the 2020 Series Class I Notes, maturing on May 1, 2021, will continue to be payable in cash. Beginning May 1, 2021, the PIK Period having ended, the Series 2020 Notes will continue to accrue interest at a rate of 6.875% per year until the Maturity Date of the Series I Notes 2020, payable quarterly.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 6 - FINANCIAL DEBTS (Contd.)

On May 11, 2020, it was agreed to reschedule the loan of US $ 10,000,000 with Banco Macro, extending its term until July 24, 2021 with an annual compensatory nominal rate of 11%, subject to the payment of interest with maturity July 24, 2020 and a transfer in guarantee of the future credits of the fees for the use of the aerostation (for domestic flights) to be charged to Aerolíneas Argentinas S.A.

On July 24, 2020, the Company canceled the interest and the ORSNA issued Resolution No. 49/2020 authorizing the assignment of credits in guarantee. As mentioned above, as of the date of issuance of these financial statements, the conditions for the rescheduling of the loan have been met.

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

Based on the aforementioned renegotiation, according to the alternative adopted by Banco Industrial and Commercial Bank of China (Argentina) SA, the Company has contracted hedging financial instruments with said local bank (and independent of the economic group), from future purchases of dollars (NDF) in order to cover the exposure to the fluctuation of the exchange rate between Argentine pesos and United States dollars, of the two refinanced installments. As of June 30, 2020, the amounts of operations pending execution or liquidation amount to approximately US $ 8,000,000, maturing on August 19, 2020 and November 19, 2020.

Said hedging financial derivative instruments are recorded in the financial statements as of June 30, 2020, according to the market and quotation values for operations of similar characteristics. The amount receivable or payable from said derivative financial instruments (analyzed under each contract separately) is disclosed under the heading "Other credits" or "Provisions and other charges", respectively. The results generated by said transactions have been exposed under the item "Financial costs / income" of the statement of comprehensive income.

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at June 30, 2020 and December 31, 2019 are as follows:

	06.30.2020	12.31.2019
	$
Trade receivables net- Current
Other related companies	49,507,404	40,112,810
	49,507,404	40,112,810

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

	06.30.2020	12.31.2019
	$
Trade receivables net- Current
Other related companies	49,507,404	40,112,810
	49,507,404	40,112,810
Other current receivables
Other related companies	6,635,146	2,367,156
	6,635,146	2,367,156
Accounts payable and other- Current
Other related companies	91,465,431	161,037,281
	91,465,431	161,037,281
Provisions and other charges
Other related companies	426,249	482,564
Shareholders	157,261,839	191,180,782
	157,688,088	191,663,346

During the six month periods ended June 30, 2020 and 2019 the Company has charged to the cost $110,852,235 and $140,428,330, respectively with Proden SA for rental and maintenance of offices.

During the six month periods ended June 30, 2020 and 2019 the Company has charged at cost $31,431,044 and $41,192,160, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the six month periods ended June 30, 2020 and 2019, the Company has charged with Helport S.A. to intangible assets $785,971 and $270,009,408, respectively and at cost $91,596,007 and $91,964,261, respectively.

During the period ended at June 30, 2020 dividends have been paid to the shareholders according to their shareholding for $40,473,600.

At June 30, 2020 and December 31, 2019 the Company owed the Argentine National Government $1,089,549,819 and $475,216,234, respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $6,331,026,704 and $6,108,526,969, respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $46,595,531 and $87,202,542 for the six month periods ended at June 30, 2020 and 2019 respectively.

Corporación America S.A. is the direct owner of 45,90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29,75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95,37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 8 - BAD DEBT PROVISIONS

	2020	2019
	$
Initial balance at January 1	2,554,217,357	559,540,116
Increases (*)	633,953,281	284,176,624
Usage	(21,824,823)	(107,977,101)
Inflation adjustment	(317,999,938)	(118,972,662)
Final Balance at June 30	2,848,345,877	616,766,977

(*) As of June 30, 2020 and 2019 includes $266,898,702 and $226,553,690, respectively in Distribution and Commercialization Expenses (Note 10) and $367,054,579 and $57,622,934 in Exchange Difference (Note 4).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Note	At January 1 2020	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At June 30 2020	Total Non Current	Total current
		$							$
Litigations		81,841,528	(6,507,942)	-	(9,279,650)	-	-	66,053,936	2,893,679	63,160,257
Related Parties	7	482,564	-	-	(56,315)	-	-	426,249	-	426,249
Deferred Income		435,594,002	422,549,353	-	(20,278,688)	(254,680,062)	14,559,439	597,744,044	287,545,882	310,198,162
Trust for works		117,326,253	298,945,681	(243,232,837)	(16,353,208)	-	-	156,685,889	-	156,685,889
Guarantees Received		108,990,809	17,433,149	(14,310,689)	(8,783,426)	-	6,791,576	110,121,419	-	110,121,419
Upfront fees from Concessionaires		195,618,490	1,713,320	-	-	(25,005,366)	-	172,326,444	127,450,850	44,875,594
Dividends to be paid	7	191,180,782	-	(40,473,600)	(20,999,431)	-	27,554,088	157,261,839	-	157,261,839
Total of provisions and other liabilities		1,131,034,428	734,133,561	(298,017,126)	(75,750,718)	(279,685,428)	48,905,103	1,260,619,820	417,890,411	842,729,409

	Note	At January 1 2019	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At June 30 2019	Total Non Current	Total current
		$							$
Litigations		115,947,424	3,275,931	(11,193,263)	(21,236,065)	-	-	86,794,027	3,791,533	83,002,494
Related Parties		742,340	-	-	(135,877)	-	-	606,463	-	606,463
Deferred Income		246,094,916	312,877,678	-	-	(263,763,350)	-	295,209,244	44,801,594	250,407,650
Trust for works		261,062,516	1,549,020,971	(1,559,450,370)	(51,192,520)	-	-	199,440,597	-	199,440,597
Guarantees Received		84,287,965	102,898,244	(78,506,465)	(8,916,418)	-	-	99,763,326	-	99,763,326
Upfront fees from Concessionaires		227,654,838	20,246,844	-	-	(27,940,865)	-	219,960,817	172,397,930	47,562,887
Total of provisions and other liabilities		935,789,999	1,988,319,668	(1,649,150,098)	(81,480,880)	(291,704,215)	-	901,774,474	220,991,057	680,783,417

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
Six month period ended at 06.30.2020	$
Specific allocation of revenues	1,738,640,779	-	-	1,738,640,779
Airport services and maintenance	2,041,038,782	-	47,898,115	2,088,936,897
Amortization of intangible assets	4,033,065,126	1,766,210	59,713,030	4,094,544,366
Depreciation of property, plant and equipment	7,416,557	-	-	7,416,557
Salaries and social security contributions	2,464,742,686	32,742,635	260,631,796	2,758,117,117
Fees for services	58,406,476	6,104,690	51,307,691	115,818,857
Public utilities and contributions	367,826,187	2,705,550	1,617,682	372,149,419
Taxes	110,071,856	586,164,526	115,378,028	811,614,410
Office expenses	218,418,359	2,136,185	37,911,804	258,466,348
Insurance	43,098,184	3,682	6,084,364	49,186,230
Advertising expenses	-	7,112,409	-	7,112,409
Bad debts charges	-	266,898,702	-	266,898,702
Board of Directors and Supervisory Committee fees	-	-	9,057,399	9,057,399
Amortization right of use	82,201,725	-	-	82,201,725
Other	4,187,043	1,098	767,007	4,955,148
Total at 06.30.2020	11,169,113,760	905,635,687	590,366,916	12,665,116,363

Six month period ended at 06.30.2019
Specific allocation of revenues	3,137,629,030	-	-	3,137,629,030
Airport Services and maintenance	2,732,863,849	-	5,617,835	2,738,481,684
Amortization of intangible assets	2,817,456,732	2,147,562	73,902,310	2,893,506,604
Depreciation of property, plant and equipment	7,030,554	-	-	7,030,554
Salaries and social security contributions	2,818,850,100	39,222,576	301,420,864	3,159,493,540
Fees for services	167,826,281	12,227,381	72,858,832	252,912,494
Public utilities and contributions	464,627,118	2,536,646	1,796,127	468,959,891
Taxes	108,947,967	1,016,262,332	184,525,771	1,309,736,070
Office expenses	441,170,125	7,576,707	115,653,855	564,400,687
Insurance	46,485,948	11,771	1,182,164	47,679,883
Advertising expenses	-	23,379,150	-	23,379,150
Bad debts charges	-	226,553,690	-	226,553,690
Board of Directors and Supervisory Committee fees	-	-	19,115,953	19,115,953
Amortization right of use	86,480,334	-	-	86,480,334
Other	12,644,100	4,126	3,743,973	16,392,199
Total at 06.30.2019	12,842,012,138	1,329,921,941	779,817,684	14,951,751,763

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 11 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 06.30.2020		Foreign exchange rates	Amount in local currency at 06.30.2020	Amount in local currency at 12.31.19
				$
Assets
Current Assets
Cash and cash equivalents	US$	20,828,359	70.2600	1,463,400,510	1,614,540,723
Trade receivables	US$	52,063,755	70.2600	3,657,999,458	5,528,735,102
Total current assets				5,121,399,968	7,143,275,825
Total assets				5,121,399,968	7,143,275,825

Liabilities
Current Liabilities
Commercial accounts payable and others	US$	18,582,572	70.4600	1,309,328,057	905,228,983
	EUR	4,305,696	79.2675	341,301,756	457,299,170
Financial debts	US$	62,512,078	70.4600	4,404,601,003	5,634,370,115
Lease liabilities	US$	897,728	70.4600	63,253,948	150,363,956
Provisions and other charges	US$	2,231,931	70.4600	157,261,839	191,180,782
Total current liabilities				6,275,746,603	7,338,443,006

Non-Current Liabilities
Financial debts	US$	426,179,728	70.4600	30,028,623,630	27,641,330,879
Total non- current liabilities				30,028,623,630	27,641,330,879
Total liabilities				36,304,370,233	34,979,773,885
Net liability position				31,182,970,265	27,836,498,060

NOTE 12 - OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at June 30, 2020 and December 31, 2019 include $1,254,587 and $1,420,339 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At June 30, 2020 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,169,495,813
Registered with the Public Registry of Commerce	1,006,046,708

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Contd.)

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673/5663, Autonomous City of de Buenos Aires. In addition, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - DIVIDENDS BY PREFERRED SHARES

The ordinary and special general meeting of classes A, B, C and D shares and special preferred shares held on April 22, 2020 resolved to distribute a dividend to preferred shares in the amount of $ 163,449,105.

Likewise, the preferential dividend accrued for the six-month period ended June 30, 2020 is $87,544,162 and will be recorded upon approval by the Shareholders' Meeting.

NOTE 15 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 25, 2019 AND APRIL 22, 2020

The ordinary general assembly, special of classes A, B, C and D and special of preferred shares, convened for April 15, 2019, which was adjourned for April 30, 2019 decided not to address the Agenda item referred to the destination of the result of the 2018 year, for which purpose a new assembly was convened for June 13, 2019, which was adjourned for July 11 and then for July 25, 2019.In the assembly held on July 25, 2019, it was resolved:

- That the result of the year ended December 31, 2018 has the following destination:

(i)	$62,651,480 for the constitution of the legal reserve;
(ii)	$118,276,769 to the distribution of dividends corresponding to the preferred shares held by the national State, payable in 118,276,769 preferred shares of a peso ($ 1) nominal value each;
(iii)	the sum of US $ 50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of the meeting amounts to $ 2,143,500) to the distribution of cash dividends among shareholders of classes A, B, C and D shares, in accordance with their respective holdings; and
(iv)	the remainder, that is, $ 4,949,288,026 for the constitution of a facultative reserve for the execution of future works plans.

-	issue 118,276,769 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $887,769,939 to $1,006,046,708, i.e., in the amount of $118,276,769, through the issuance of 118,276,769 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 15 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 25, 2019 AND APRIL 22, 2020 (Contd.)

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

The ordinary general meeting, special class A, B, C and D and special preferred shares, held on April 22, 2020 resolved, among other issues:

-	that the result for the year ended December 31, 2019 has the following destination:

(i)	$ 318,459,365 for the constitution of the legal reserve;

(ii)	$ 163,449,105 to the distribution of the dividends corresponding to the preferred shares held by the national State in accordance with the resolution of the extraordinary general meeting of shareholders of the company held on June 6, 2008 and clause 14 and annex VII of the Concession Adequacy Agreement, payable in preferred shares;

(iii)	the remainder of $ 5,887,278,830 to the constitution of an optional reserve for the execution of future works plans.

-	Issue 163,449,105 preferred shares of a nominal value weight each and with identical conditions for the issuance of preferred shares issued in favor of the National State in the extraordinary and special general meeting of class A, B and C shareholders dated June 6 2008;

-	increase the share capital from $ 1,006,046,708 to $ 1,169,495,813, that is, in the amount of $ 163,449,105, by issuing 163,449,105 preferred shares of $ 1 par value each, without the right to vote;

-	that the preferred shares are fully subscribed by the National State; and

-	delegate to the board the entry in the shareholders register of the resolved capital increase.

NOTE 16 - EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	06.30.2020	06.30.2019
Income for the year, net accrued dividends	(986,830,459)	7,341,991,704
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	(3.8173)	28.4004

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

In the framework of the aforementioned in Note 6 - Financial Debt, the company is carrying out different actions aimed at strengthening its financial position and maintaining liquidity.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2019.

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

The emergence and spread of a virus called "Coronavirus" (or Covid-19) towards the end of 2019, has generated various consequences on global business and economic activities. Given the magnitude of the spread of the virus, in March 2020, several governments around the world implemented drastic measures to contain the spread, including, inter alia, the closure of borders and a ban on travel to and from certain parts of the world. for a period of time and finally the obligatory isolation of the population together with the cessation of non-essential commercial activities. On March 11, 2020, the World Health Organization declared Covid-19 a global pandemic.

In Argentina, the National Government through Decree of Necessity and Urgency No. 260/2020 dated March 12, 2020 (and complementary regulations) established, among others, the public health emergency for a period of one year, the closure of borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long-distance buses, among other measures aimed at reducing the population's circulation.Preventive and compulsory social isolation was established as of March 20, 2020, allowing circulation only of those people linked to the provision / production of essential services and products; This isolation will be extendable for the time considered necessary in light of the epidemiological situation.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and impossible to reasonably predict.

Subsequent to the declaration of the pandemic, the company has been forced to decrease its operations after a substantial drop in national and international air traffic, which translated into a decrease in its revenues. However, although there have been significant short-term effects, they are not expected to affect business continuity.

On the other hand, through Decree 332/2020 and the applicable administrative resolutions, the National Executive Power has instituted through the Emergency Assistance Program for Work and Production a series of benefits to those companies that have been affected by the health emergency.

Among the assistance measures provided for in the decree, the Company has benefited from the postponement of the employer contributions corresponding to the month of March of the current period for 60 days and from the month of April with a reduction in social security contributions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format (Contd.)

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

Additionally, the AFIP has approved the granting of the Compensatory Allocation to the Salary, as detailed in Decree 332/2020, article 2, paragraph b), for the months of April, May and June 2020. This allocation consists of a sum paid by ANSES to part of the workers for an amount equivalent to 50% of the net salary, up to the maximum amount of two minimum vital and mobile salaries ($ 33,700).

As of June 30, 2020, this benefit was attributed to the result of the period in the item "Salaries and social charges", segregating between Cost of sales, Administrative expenses and Distribution and marketing expenses.

The Board of Directors is closely monitoring the situation and taking all necessary measures to preserve the Company's human life and business.

In order to strengthen the financial position, the Company restructured the financial debts with its main creditors through the refinancing and exchange of its negotiable obligations.

Following this line, a series of actions have been implemented, including: (i) measures to protect employees and passengers by improving safety and hygiene protocols, including remote work and only essential personnel on the premises, having sanitary equipment and implementing additional disinfection policies, (ii) the implementation of cost control and cash preservation measures, reducing expenses as much as possible, while maintaining the necessary quality and safety standards, (iii) negotiation with suppliers to extend payment terms and with regulatory agencies to renegotiate the payment of concession rights, and (iv) reduce capital investments to the minimum possible, to try to mitigate the impact of the COVID-19 virus. Additionally, the company is adapting the airports for the restart of domestic and international flights, through the implementation of sanitary protocols for the transit of tourists, staff and the airport community in general. Despite these efforts, we expect our results of operations to be adversely affected in future periods and for as long as the health crisis continues.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of June 30, 2019 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of 2020 and 2019 of this informative review are expressed in constant currency at June 30, 2020, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at June 30, 2020.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

-	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

The main works carried out during the period ended at June 30, 2020 are detailed below:

Ezeiza International Airport:

Works in execution:

-	New Control Tower. (Project and supervision of AA2000);
-	Beacon ring and main electrical substation;
-	Building of Departures - Hall B and Zeppelin;
-	The work of Functional Reorganization of the GF in Terminal A is being executed;
-	New Running Parallel to Header 35; and
-	TWY Beaconing in Header 35

The following works are finished:

-	Multilevel parking;
-	Road System - Stage 1;
-	Adaptation Sector 1 for platform

Jorge Newbery Airport:

Works in execution:

-	External works - sidewalks - landscaping - coastal filling and underground parking - Stage 1 is over;
-	Terminal C disaffection;
-	New beacon substations and control systems; and

Platform and Perimeter Path Lighting are finished.

Comodoro Rivadavia Airport:

The work of the rehabilitation of track, taxi and platform; is finished

New beaconing works are in execution:

Córdoba Airport:

Works in execution:

-	Expansion of the parking lot;
-	Rehabilitation of runway 18-36 and track marking.
-	Protection System for atmospheric discharges

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Iguazú Airport:

The following works are in execution:

-	Remodeling and expansion of the passenger terminal;
-	New Parking;

Bariloche Airport:

The Works of Re functionalization of the Terminal are in execution.

Tucumán Airport:

A project is being developed for the new Tucumán terminal.

San Fernando Airport:

The following works are in execution:

-	New Control Tower;

The following works are finished:

-	Work of Sewer and Storm Infrastructure Stage 1; and
-	Reshaping Beacon.

San Juan Airport:

The execution of the remodeling work of the passenger terminal progresses.

Salta Airport:

The Works of Expansion Boarding Rooms and Control Areas are finished

La Rioja Airport:

The following works are in execution:

-	New Passenger Terminal; and
-	New parking.

Esquel Airport:

The Integral Remodeling Work of the Passenger Terminal and TWR Control is underway.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

El Palomar Airport:

The following works are in execution:

-	New Terminal in Hangars 1 and 2 - Stage 1
-	Roads and new parking.

Jujuy Airport:

Works in execution:

-	Complete remodeling of the passenger terminal.
-	New Parking and Roads.
-	New Control Tower.

Master Plans:

The Master Plans of the Airports are in execution according to the schedule agreed with the ORSNA.

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at June 30, 2020, 2019, 2018, 2017 and 2016 respectively, is presented.

	06.30.2020	06.30.2019	06.30.2018	06.30.2017	(*)	06.30.2016	(*)
	Thousands $
Current Asset	8,478,850	10,131,162	11,953,878	4,360,582		1,633,975
Non-current Assets	82,899,984	75,269,341	65,697,776	10,589,533		7,110,983
Total Assets	91,378,834	85,400,503	77,651,654	14,950,115		8,744,958

Current liabilities	14,089,676	10,862,929	6,597,712	2,934,464		2,314,020
Non- Current Liabilities	34,925,285	27,492,540	33,143,006	6,899,581		2,686,269
Total Liabilities	49,014,961	38,355,469	39,740,718	9,834,045		5,000,289

Net equity attributable to majority shareholders	42,331,853	47,023,896	37,885,363	5,106,627		3,737,614
Non-controlling interest	32,020	21,138	25,573	9,443		7,055
Net Equity	42,363,873	47,045,034	37,910,936	5,116,070		3,744,669
Total	91,378,834	85,400,503	77,651,654	14,950,115		8,744,958

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the six month periods ended at June 30, 2020, 2019, 2018, 2017 and 2016.

	06.30.2020	06.30.2019	06.30.2018	06.30.2017 (*)	06.30.2016 (*)
	Thousands $
Gross Profit	586,195	8,257,800	8,770,247	2,755,585	2,247,637
Administrative and distribution and marketing expenses	(1,496,003)	(2,109,740)	(2,485,866)	(718,342)	(570,669)
Other net income and expenses	294,562	501,753	461,085	141,509	113,176
Operating profit	(615,246)	6,649,813	6,745,466	2,178,752	1,790,144
Income and financial costs	(2,342,197)	1,331,762	(5,371,584)	(314,712)	(532,804)
Result by exposure to changes in the acquisition power of currency	(360,685)	(1,005,201)	(533,478)	-	-
Income before tax	(3,318,128)	6,976,374	840,404	1,864,040	1,257,340
Income tax	2,418,842	451,442	(761,037)	(501,784)	(434,203)
Result of the period	(899,286)	7,427,816	79,367	1,362,256	823,137
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	(899,286)	7,427,816	79,367	1,362,256	823,137
Result attributable to majority shareholders	(897,478)	7,433,772	78,104	1,361,145	821,223
Non-controlling interest	(1,808)	(5,956)	1,263	1,111	1,914

(*) Amounts not restated per inflation as per General Resolution 777/2018.

4. Cash flow structure

	06.30.2020	06.30.2019	06.30.2018	06.30.2018 (*)	06.30.2016 (*)
	Thousands $
Cash Flow generated by / (used in) operating activities	1,843,166	(2,595,851)	1,861,940	(448,742)	843,070
Cash Flow generated by / (used in) investing activities	75,082	315,428	(129)	(2,346)	(1,552)
Cash Flow (used in) / generated by financing activities	(1,939,447)	(1,668,898)	(960,787)	2,969,653	(598,962)
Net Cash Flow (used in) / generated by the period	(21,199)	(3,949,321)	901,024	2,518,565	242,556

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the six month periods ended at June 30, 2020 and 2019

Results of operations

•       Income

The following table shows the composition of consolidated revenues for the six month periods ended at June 30, 2020 and 2019:

Revenues	06.30.2020	% revenues	06.30.2019	% revenues
	Thousands $		Thousands $
Aeronautical revenues	6,190,142	52.68%	13,078,724	62.00%
Non-aeronautical revenues	5,559,736	47.32%	8,014,545	38.00%
Total	11,749,878	100.00%	21,093,269	100.00%

The following table shows the composition of the aeronautical revenues for the six month periods ended at June 30, 2020 and 2019:

Aeronautical revenues	06.30.2020	% revenues	06.30.2019	% revenues
	Thousands $		Thousands $
Landing fee	529,167	8.55%	1,206,669	9.23%
Parking fee	215,801	3.49%	472,067	3.61%
Air station use rate	5,445,174	87.97%	11,399,988	87.16%
Total	6,190,142	100.00%	13,078,724	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended at 06.30.2020	11,169,114
Costs of sales for the period ended at 06.30.2019	12,842,012
Variation	(1,672,898)

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the six month periods ended at June 30, 2020 and 2019 (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended at 06.30.2020	590,367
Administrative expenses for the year ended at 06.30.2019	779,818
Variation	(189,451)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the period ended at 06.30.2020	905,636
Distribution and commercial expenses for the period ended at 06.30.2019	1,329,922
Variation	(424,286)

Income and financial costs

Net financial income and costs totaled losses of $2,342,197 thousand during the six-month period ended at June 30, 2020 with respect to thousands of $1,331,761 losses during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded an income of approximately $294,561 thousand during the six-month period ended at June 30, 2020 with respect to an income of $501,753 thousand in the same period of the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company at June 30, 2020 amounted to $76,234,643 thousand composed of thousands of $33,870,770 of financial debt and a net equity worth of $42,363,873 thousand, while the total capitalization of the Company at June 30, 2020 amounted to thousands of $70,968,458 comprised of thousands of $23,923,424 of financial debts and a net equity worth of thousands of $47,045,034.

The debt as a percentage of total capitalization amounted to approximately 44.43% at June 30, 2020 and 33.71% at June 30, 2019.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations in the six month periods ended at June 30, 2020 and 2019 (Contd.)

Financing

See in detail Note 6 to these Condensed Consolidated Interim Financial Statements.

6. Index

The information refers to the periods ended at June 30, 2020, 2019, 2018, 2017 and 2016:

	06.30.2020	06.30.2019	06.30.2018	06.30.2017	(*)	06.30.2016	(*)
Liquidity (*)	0.62	0.950	1.85	1.52		0.72
Solvency (**)	0.88	1.24	0.96	0.53		0.76
Immobilization of capital	0.91	0.88	0.85	0.71		0.81
Cost effectiveness	(0.02)	0.16	0.002	0.27		0.22

(*) Amounts not restated per inflation as per General Resolution 777/2018.

(**) Current liabilities and non-current liabilities do not include deferred profits.

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the six month periods ended at June 30, 2020, 2019, 2018, 2017 and 2016:

Airport	06.30.2020	06.30.2019	06.30.2018	06.30.2017	06.30.2016
	In thousands
Ezeiza	2,878	6,112	5,189	4,884	4,884
Aeroparque	2,292	6,231	6,616	6,460	5,351
Córdoba	697	1,810	1,683	1,356	1,034
El Palomar	478	760	173	-	-
Bariloche	433	741	615	520	476
Mendoza	431	1,165	929	841	697
Iguazú	352	739	445	449	387
Salta	325	668	480	516	424
Tucumán	178	471	454	285	311
C. Rivadavia	123	328	309	283	262
Total	8,187	19,025	16,893	15,594	13,826
Overall total	8,802	20,531	18,378	16,898	14,831

Variation	-57.1%	11.7%	8.8%	13.9%	8.5%

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data (Contd.)

Amount of movement of aircraft for the six month periods ended at June 30, 2020, 2019, 2018, 2017 and 2016 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	06.30.2020	06.30.2019	06.30.2018	06.30.2017	06.30.2016
Ezeiza	22,245	41,770	36,236	32,406	34,791
Aeroparque	22,100	56,928	65,177	64,357	56,438
San Fernando	11,749	20,579	20,541	17,956	18,779
Córdoba	6,638	16,360	16,581	13,573	10,953
Mendoza	4,622	11,349	9,846	9,247	8,166
Bariloche	3,435	6,131	5,893	5,330	4,644
Iguazú	3,359	6,191	4,182	4,080	3,919
El Palomar	3,331	5,596	1,797	-	-
Salta	3,280	6,754	5,249	6,950	4,835
C. Rivadavia	2,657	5,010	4,916	4,083	4,004
Total	83,416	176,668	170,418	157,982	146,529
Overall total	101,679	212,475	208,590	192,687	178,107

Variation	-52.1%	1.9%	8.25%	8.2%	3.3%

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At June 30, 2020 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Outlook for 2020

For the first six months of this year, the company's passenger traffic has experienced a significant drop linked to the impact of the recent Covid-19 pandemic.

The Covid-19 virus is having and will likely continue to have, as the global health crisis and virus continue, a negative impact on passenger levels and air traffic operations. Given the uncertainty generated by this unprecedented situation, including its duration and the impact on demand for air travel, we cannot predict the full impact on our business; however, we expect that the impacts of the Covid-19 pandemic and the related economic shock are likely to have an adverse effect on our consolidated results of operations, consolidated financial position and consolidated cash flows relative to the prior year.

The Board is closely monitoring the situation and taking all necessary measures to preserve the Company's human life and business, along with various steps to further strengthen its financial position. Despite these efforts, we expect our results of operations to be adversely affected in future periods and for as long as the health crisis continues.

During the year 2020, we will continue working together with our employees, airlines, clients, suppliers, regulatory bodies and different stakeholders to overcome this situation and emerge stronger from it.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries ("the Company"), including the consolidated statement of financial position as at June 30, 2020, the consolidated statement of comprehensive income for the three and six-month periods ended June 30, 2020 and the consolidated statements of changes in shareholders' equity and of cash flows for the six-month period then ended and the selected explanatory notes.

The balances and other information for the year 2019 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed consolidated interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

1

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Emphasis on the impact of Covid-19 on the company’s operations

Without modifying our conclusion, we emphasize the information contained in Note 18 to the condensed consolidated interim financial statements, in which management has described uncertainties related to the impact of the Covid-19 virus (Coronavirus) on the Company's business; as well as the measures implemented by said management to face this situation.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending transcription to the “Inventory and Balance Sheet” book;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects, in conformity with legal regulations; except for its lack of transcription to the “Inventory and Balance Sheet” book and to the Journal ledger (Optical Media Book).

c)	we have read the summary of information, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as of June 30, 2020, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $ 32,358,778, which was not yet due at that date.

Autonomous City of Buenos Aires, August 5, 2020.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of article 294 of Law 19,550 and article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, which includes the consolidated statement of financial position as of June 30, 2020, the consolidated statements of comprehensive income for the three and six-month periods ended June 30, 2020, and the consolidated statements of changes in shareholders' equity and of cash flows for the six-month period ended June 30, 2020, the explanatory notes and the additional information required by article 63 subsection a), paragraph 6 of the BYMA Regulations.

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Our review was conducted in accordance with the supervisory existing standards. Those standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report on review of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated August 5, 2020, who states that it has been issued in accordance with The International Standard on Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE.

This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the company.

According to paragraph “Emphasis on the impact of Covid-19 on the company’s operations” included in the report on review of the external auditor, attention is drawn to the information contained in note 18 to the financial statements mentioned in the first paragraph; in which management has described uncertainties related to the impact of Covid-19 virus (Coronavirus) on the company’s business; as well as the measures implemented by said management to face this situation. Those uncertainties do not qualify the external auditors’ conclusion.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of June 30, 2020 consider all significant events and circumstances that are known to us, they have not been established in the Inventory and Balance Book, they stem from accounting records kept, in all formal aspects, in conformity with legal regulations; except for its lack of transcription to the “Inventory and Balance Sheet” book and to the Journal ledger (Optical Media Book) and, in that sense, we have no observations to make.

In exercise of our legal supervision duties, during the period at issue, we performed the procedures set forth in article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, August 5th 2020.

Patricio A. Martin
By Surveillance Committee